Press Release

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Ref.: Ole Kristian Lunde SVP Tel.:+47-2254 4431
Rune Helland VP Tel.:+47-2254 4411

Date: February 9, 2005

Good growth for Orkla

Operating profit before goodwill amortisation in the fourth quarter of 2004 was NOK 919 million, 25 per cent higher than in the fourth quarter of 2003. In 2004 Orkla's operating profit before goodwill amortisation totalled NOK 2.7 billion, up 13 per cent from 2003. The Branded Consumer Goods business achieved good growth and the restructuring of non-core business in the Chemicals area is proceeding according to plan.

The net asset value of the investment portfolio increased by NOK 3.1 billion during the year. The return on the portfolio was equivalent to 21.6 per cent in 2004.

After the sale of Orkla's interest in Carlsberg Breweries, which generated NOK 17.5 billion, Orkla has been working to invest the proceeds in new, strategically interesting positions. In addition to a number of minor acquisitions in the course of the year, Orkla acquired the Russian confectionery and biscuit company SladCo towards the end of 2004.

Since the beginning of 2005, the Group has been involved in processes that entail making offers for the remaining shares in Elkem and the Åland-based company Chips Abp. Even if Orkla acquires all remaining shares in these companies (including the minority interest in Sapa), Orkla will still have sufficient capacity to pursue interesting industrial opportunities within its strategic areas of focus.

"Orkla is a dynamic company, and we will actively follow up further business opportunities", says Acting Group President and CEO Dag J. Opedal.

Operating revenues totalled NOK 32.1 billion in 2004, up about six per cent. Operating profit before goodwill amortisation in the fourth quarter was NOK 919 million, 25 per cent higher than in the fourth quarter of 2003.

Group earnings per share therefore amounted to NOK 71.6 at year-end. Excluding the gain on the sale of Orkla's stake in Carlsberg Breweries, earnings per share increased by 18 per cent to NOK 10.9. Adjusted for goodwill amortisation and other revenues and expenses, earnings per share were NOK 15.4, compared with NOK 16.2 in 2003.

The Board of Directors proposes an ordinary dividend of NOK 4.50 per share, with an additional dividend of NOK 5.00 per share.

BRANDED CONSUMER GOODS

- **Orkla Foods** reported operating profit before goodwill amortisation of NOK 1.2 billion in 2004, up 14 per cent from 2003. The improvement programmes are proceeding as planned. Profit growth was ascribable to systematic work on brand-building and focus on operational efficiency. For the year as a whole, operating revenues increased to NOK 12.7 billion, an underlying[1] result on a par with the previous year.
- **Orkla Brands** increased its operating profit before goodwill amortisation from NOK 929 million to NOK 953 million. Growth was broad-based, with six out of seven business areas reporting higher operating profit before goodwill than in 2003. Full-year operating revenues for Orkla Brands totalled NOK 4.8 billion, an underlying decline of one per cent.
- **Orkla Media's** operating profit before goodwill amortisation was NOK 386 million, up from NOK 242 million the previous year. The main reasons for the improvement were the growth of advertising markets in Denmark and Norway and profit growth for Berlingske. Newspapers Norway made good progress. Orkla Media's operating revenues for 2004 amounted to NOK 8.2 billion.

CHEMICALS

Borregaard's operating profit before goodwill amortisation was NOK 356 million in 2004, compared with NOK 344 million in 2003. The core business achieved profit growth and an extensive restructuring programme has been initiated for non-core business. Operating revenues amounted to NOK 6.2 billion in 2004, equivalent to one per cent underlying growth compared with the previous year.

FINANCIAL INVESTMENTS

Full-year profit before tax for the Financial Investments division totalled NOK 1.5 billion. While the Oslo Stock Exchange Benchmark Index rose 38.4 per cent and the dividend-adjusted FTSE World Index was up 12.4 per cent, the return on Orkla's investment portfolio was 21.6 per cent. In 2004, net purchases of shares totalled NOK 496 million. In the course of the year, the net asset value of the investment portfolio increased by NOK 3.1 billion to NOK 16.7 billion.

FINANCIAL SITUATION

Cash flow from operating activities amounted to NOK 3.4 billion for the year, an improvement of NOK 619 billion compared with 2003. The book equity-to-total-assets ratio increased to 63 per cent.

---

[1] Excluding acquisitions and divestments and currency translation effects

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.–31.12. 2004	1.1.–31.12. 2003	1.10.–31.12. 2004	1.10.–31.12. 2003
Operating revenues	**32 056**	30 160	**8 582**	8 241
Operating expenses	**(28 129)**	(26 495)	**(7 383)**	(7 178)
Ordinary depreciation and write-downs	**(1 200)**	(1 243)	**(280)**	(328)
Operating profit before goodwill amortisation	**2 727**	2 422	**919**	735
Ordinary goodwill amortisation and write-downs	**(391)**	(391)	**(109)**	(103)
Other revenues and expenses *	**(655)**	(790)	**7**	(740)
Operating profit	**1 681**	1 241	**817**	(108)
Profit from associates	**159**	658	**3**	(4)
Dividends	**698**	437	**18**	53
Portfolio gains	**627**	259	**53**	289
Financial items, net	**(178)**	(609)	**(28)**	(163)
Ordinary profit before tax	**2 987**	1 986	**863**	67
Taxes	**(697)**	(624)	**(166)**	(100)
Ordinary profit after tax	**2 290**	1 362	**697**	(33)
Gain/discontinued operations	**12 529**	574	**0**	39
Profit for the year	**14 819**	1 936	**697**	6
Of this minority interests	**48**	35	**11**	11
Profit before tax, Industry division	**1 457**	706	**779**	(269)
Profit before tax, Financial Investments division	**1 530**	1 280	**84**	336
Earnings per share (NOK)	**71.7**	9.2	**3.3**	0.0
Earnings per share fully diluted (NOK)	**71.6**	9.2	**3.3**	0.0
Earnings per share fully diluted, adjusted (NOK) **	**15.4**	16.2	**3.9**	4.8

To make the figures in 2003 comparable with the presentation of the 2004 figures, Orkla Beverages is presented on a single line as a discontinued operation. The gain on the sale of Orkla's interest in Carlsberg Breweries is presented on the same line.

* Other revenues and expenses totalled NOK -655 million as of the end of the fourth quarter and are related to write-downs and restructuring at Denofa (NOK -515 million) and the fine chemicals operations in Italy, the USA and China (NOK -250 million), a restructuring provision for the sulphuric acid factory in Norway (NOK -50 million), a donation in connection with Orkla's 350th anniversary (NOK -35 million) and a gain on the sale of real estate property (NOK 188 million) and net Orkla Media (NOK 7 million).

** Excluding goodwill amortisation, other revenues and expenses and gain on the sale of Orkla's interest in Carlsberg Breweries.

	OPERATING REVENUES				OPERATING PROFIT BEFORE GOODWILL AMORTISATION			
	1.1.-31.12.		1.10.-31.12.		1.1.-31.12.		1.10.-31.12.	
Amounts in NOK million	2004	2003	2004	2003	2004	2003	2004	2003
Orkla Foods	**12 711**	11913	**3 481**	3 379	**1 178**	1 030	**412**	359
Orkla Brands	**4 787**	4 739	**1 323**	1 289	**953**	929	**272**	262
Orkla Media	**8 210**	7 378	**2 233**	1 990	**386**	242	**171**	135
Eliminations	**(226)**	(202)	**(83)**	(64)	**0**	0	**0**	0
Branded Cons. Goods	**25 482**	23 828	**6 954**	6 594	**2 517**	2 201	**855**	756
Chemicals	**6 217**	6 048	**1 497**	1 522	**356**	344	**99**	26
HO/unallocated/elimin.	**(74)**	(66)	**(17)**	4	**(183)**	(131)	**(58)**	(47)
Industry division	**31 625**	29 810	**8 434**	8 120	**2 690**	2 414	**896**	735
Financial Investments	**431**	350	**148**	121	**37**	8	**23**	0
Group	**32 056**	30 160	**8 582**	8 241	**2 727**	2 422	**919**	735

GROUP BALANSE SHEET

Amounts in NOK million	**31.12. 2004**	31.12. 2003
Intangible assets	**3 647**	3 728
Tangible assets	**9 086**	9 662
Discontinue operations	**0**	4 949
Financial long-term assets	**6 635**	2 176
Long-term assets	**19 368**	20 515
Inventories	**2 869**	2 996
Receivables	**4 449**	4 770
Portfolio investments	**12 837**	11 867
Cash and cash equivalents	**2 232**	1 276
Short-term assets	**22 387**	20 909
Total assets	**41 755**	41 424
Paid-in equity	**2 007**	2 010
Accumulated profit	**24 068**	11 569
Minority interests	**229**	247
Equity	**26 304**	13 826
Provisions	**1 657**	1 516
Long-term interest-bearing liabilities	**5 372**	13 038
Short-term interest-bearing liabilities	**199**	1 261
Other short-term liabilities	**8 223**	11 783
Equity and liabilities	**41 755**	41 424
Equity to total assets (%):		
Book	**63.0**	45.8*
Including unrealised gains before tax	**66.8**	49.4*

* Calculated before allocation to additional dividend.

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.-31.12. 2004	1.1.-31.12. 2003	1.10.-31.12. 2004	1.10.-31.12. 2003
Operating revenues	**32,056**	30,160	**8,582**	8,241
Operating expenses	**(28,129)**	(26,495)	**(7,383)**	(7,178)
Ordinary depreciation and write-downs	**(1,200)**	(1,243)	**(280)**	(328)
Operating profit before goodwill amortisation	**2,727**	2,422	**919**	735
Ordinary goodwill amortisation and write-downs	**(391)**	(391)	**(109)**	(103)
Other revenues and expenses *	**(655)**	(790)	**7**	(740)
Operating profit	**1,681**	1,241	**817**	(108)
Profit from associates	**159**	658	**3**	(4)
Dividends	**698**	437	**18**	53
Portfolio gains	**627**	259	**53**	289
Financial items, net	**(178)**	(609)	**(28)**	(163)
Ordinary profit before taxes	**2,987**	1,986	**863**	67
Taxes	**(697)**	(624)	**(166)**	(100)
Ordinary profit after taxes	**2,290**	1,362	**697**	(33)
Gain/discontinued operations	**12,529**	574	**0**	39
Profit for the year	**14,819**	1,936	**697**	6
Of this minority interests	**48**	35	**11**	11
Profit before tax, Industry division	**1,457**	706	**779**	(269)
Profit before tax, Financial Investments division	**1,530**	1,280	**84**	336
Earnings per share (NOK)	**71.7**	9.2	**3.3**	0.0
Earnings per share fully diluted (NOK)	**71.6**	9.2	**3.3**	0.0
Earnings per share fully diluted, adjusted (NOK) **	**15.4**	16.2	**3.9**	4.8

This quarterly report has been prepared in accordance with the same accounting principles as the annual accounts and in accordance with Norwegian Accounting Standard No. 11.

To make the figures in 2003 comparable with the presentation of the 2004 figures, Orkla Beverages is presented on a single line as discontinued operation. The gain from the sale of Orkla's interest in Carlsberg Breweries is presented on the same line.

* Other revenues and expenses totalled NOK -655 million as of the end of the fourth quarter and are related to write-downs and restructuring at Denofa (NOK -515 million) and the fine chemicals operations in Italy, the USA and China (NOK -250 million), a restructuring provision for the sulphuric acid factory in Norway (NOK -50 million), a donation in connection with Orkla's 350th anniversary (NOK -35 million) and a gain on the sale of real estate property (NOK 188 million) and net Orkla Media (NOK 7 million).

** Excluding goodwill amortisation, other revenues and expenses and gain on sale of share in Carlsberg Breweries.

OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION IN NOK MILLION QUARTERLY ***

OPERATING REVENUES


9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
1Q 2Q 3Q 4Q
2002
1Q 2Q 3Q 4Q
2003
1Q 2Q 3Q 4Q
2004

OPERATING PROFIT BEFORE GOODWILL AMORTISATION


1000
900
800
700
600
500
400
300
200
100
0
1Q 2Q 3Q 4Q
2002
1Q 2Q 3Q 4Q
2003
1Q 2Q 3Q 4Q
2004

*** Excluding Orkla Beverages.

MAIN TRENDS IN THE FOURTH QUARTER

→ The Industry division ended the year strongly and Group operating profit before goodwill amortisation in the fourth quarter increased by 25 % to NOK 919 million. The Branded Consumer Goods business continued to perform well, achieving growth in both operating revenues and profit.

→ In the Chemicals division, the restructuring programmes for non-core business are proceeding according to plan.

→ The return on Orkla's investment portfolio in 2004 was 21.6 %. By comparison, the Oslo Stock Exchange Benchmark Index was up 38.4 % and the dividend-adjusted FTSE World Index was up 12.4 %. The net asset value of the portfolio increased by NOK 3.1 billion in 2004.

→ Group profit before tax totalled NOK 863 million. (NOK 67 million)[1]. For the year as a whole, pre-tax profit was NOK 2,987 million (NOK 1,986 million)[1]. Earnings per share were NOK 71.6. Excluding the gain on the sale of Orkla's interest in Carlsberg Breweries, earnings per share increased by 18 % to NOK 10.9.

→ In the fourth quarter, Orkla entered into an agreement to buy the majority of shares in the Finnish company Chips Abp and to make a public offer for all the remaining shares in the company. Orkla also agreed to buy the Russian company SladCo.

[1] The figures in brackets are for the corresponding period of 2003.

Group operating revenues in the fourth quarter totalled NOK 8,582 million (NOK 8,241 million)[1]. Underlying[2] growth in operating revenues was 1 % higher than in the corresponding period of 2003. Orkla Media made the most progress, with improved advertising revenues and higher revenues in connection with the production, printing and distribution of customer newspapers and advertising supplements for the newspaper businesses in Denmark and Norway. New launches contributed to sales growth for Orkla Brands in the fourth quarter, but reduced exports of detergents to Unilever continued to have a negative impact on quarterly operating revenues. For the year as a whole, Group operating revenues totalled NOK 32,056 million (NOK 30,160 million)[1], up 6 %. Underlying[2] growth for the year as a whole was 1 %. In 2004 new business contributed just over NOK 950 million in operating revenues.

Group operating profit before goodwill amortisation in the fourth quarter amounted to NOK 919 million (NOK 735 million)[1]. For the year as a whole, operating profit before goodwill amortisation was NOK 2,727 million (NOK 2,422 million)[1], equivalent to underlying[2] growth of 10 %.

The positive profit performance of the Branded Consumer Goods business continued in the fourth quarter. In Orkla Foods, the Swedish businesses and Orkla Foods International made the most progress, while Stabburet in Norway had another good quarter. Orkla Brands' profit growth was driven by new launches and the positive impact of internal efficiency improvement projects. Both Orkla Foods and Orkla Brands are experiencing tough competition from low-price products and private labels and have increased their use of resources and level of activity to offset this. In Orkla Media, Berlingske reported good growth in operating revenues which, combined with continued positive cost performance, resulted in higher quarterly profit.

The Chemicals business reported profit growth in the fourth quarter for its core business. Stronger demand in Asia contributed to improved quarterly results for the cellulose business. The positive difference in profit for non-core business is largely ascribable to the fact that the company booked a substantial loss in connection with Denofa's purchase of soya beans in the fourth quarter of 2003.

Other revenues and expenses amounted to NOK 7 million for the quarter (NOK -740 million)[1]. The Danish Newspaper Publishers' Association Negotiation Organisation has established a strike fund to compensate for financial losses suffered by member companies as a result of labour conflicts. In 2004 it was decided that members would receive a repayment from this fund. Berlingske's share of the repayment amounted to NOK 61 million. In order to ensure that Berlingske will achieve its profit targets, it has been decided that further improvement programmes will be implemented. Restructuring provisions in connection with these improvement programmes, which amount to NOK -54 million, were booked under «Other expenses» in the fourth quarter. Goodwill in Berlingske was written down from NOK 712 million to zero in the fourth quarter of 2003. For 2004 as a whole, «Other revenues and expenses» amounted to NOK -655 million (NOK-790 million)[1], most of which is ascribable to write-downs and restructuring provisions in the Chemicals division and gains on the sale of real estate at Skøyen in Oslo.

The contribution to profit from associates in the fourth quarter amounted to NOK 3 million, compared with NOK -4 million in the fourth quarter of 2003.

The return on Orkla's investment portfolio in 2004 was 21.6 %, compared with a rise of 38.4 % for the Oslo Stock Exchange Benchmark Index and 12.4 % for the dividend-adjusted FTSE World Index. The Financial Investments division realised gains of NOK 53 million (NOK 289 million)[1] in the fourth quarter. For the year as a whole, realised net gains on the portfolio totalled NOK 627 million (NOK 259 million)[1]. At year-end unrealised gains totalled just under NOK 4.8 billion.

Group cash flow from operations was high in the fourth quarter, amounting to NOK 1,640 million. For the full year, cash flow from operations totalled NOK 3.4 billion, 22 % higher than in 2003.

Group earnings per share (fully diluted) in 2004 totalled NOK 71.6 (NOK 9.2)[1], of which the gain on the sale of Orkla's interest in Carlsberg Breweries amounted to NOK 60.7 per share. Earnings per share for the Industry division improved due to the good performance of the Branded Consumer Goods business and lower financial costs. The loss of contribution from the beverages business had a negative impact. Higher realised portfolio gains, gains on the sale of real estate and higher dividends received outweighed the gain on the sale of Enskilda Securities in 2003, so that earnings per share for the Financial Investments division were also higher. Before goodwill amortisation, other revenues and expenses and the gain on the sale of Carlsberg Breweries, earnings per share amounted to NOK 15.4 (NOK 16.2)[1]. Calculations are based on a tax charge of 23.3 %, which is somewhat lower than in 2003.

The Board of Directors proposes an ordinary dividend in 2004 of NOK 4.50 per share, up from NOK 4.00 per share in 2003 and an additional dividend of NOK 5.00 per share.

ORKLA FOODS

→ Broad-based profit growth
→ Improvement programmes proceeding as planned
→ Orkla Foods International acquired the Russian company SladCo

Orkla Foods posted operating revenues of NOK 3,481 million in the fourth quarter, an underlying[2] decline of 1 %. For the year as a whole, operating revenues totalled NOK 12,711 million, equivalent to underlying[2] growth on a par with 2003. Operating profit before goodwill amortisation in the fourth quarter amounted to NOK 412 million, up 15 %. Six of the eight businesses achieved profit growth. Full-year operating profit before goodwill amortisation was NOK 1,178 million, up NOK 148 million (14 %). This growth is ascribable to systematic work on brand-building combined with focus on efficient operations. At the end of 2004, the cost base had been reduced by more than NOK 500 million compared with 2002.

Stabburet again reported profit growth in the fourth quarter. The company strengthened the market positions of its most important brands. Sales of Pizza Grandiosa were up 38 % in the fourth quarter, while sales for Chef (sausages, hamburgers and pizza) and La Mia Pizzeria were up 19 % and 15 % respectively.

In Sweden, Procordia Food reported profit growth in the fourth quarter. Since the launch early on in the second quarter of 2004 of Bob Mixx cordial, which contains less sugar and more berries, it has captured 10 % of the Swedish cordial market. Immediately after it was launched, Fun Light Ice Tea became market leader on the ice tea market. Abba Seafood reported significant profit growth in the fourth quarter. As a result of the launch of the cod roe/cheese

[2] Excluding acquisitions and divestments and currency translation effects.

	OPERATING REVENUES				OPERATING PROFIT BEFORE GOODWILL AMORTISATION			
	1.1.-31.12.		*1.10.-31.12.*		*1.1.-31.12.*		*1.10.-31.12.*	
Amounts in NOK million	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Orkla Foods	**12,711**	11,913	**3,481**	3,379	**1,178**	1,030	**412**	359
Orkla Brands	**4,787**	4,739	**1,323**	1,289	**953**	929	**272**	262
Orkla Media	**8,210**	7,378	**2,233**	1,990	**386**	242	**171**	135
Eliminations	**(226)**	(202)	**(83)**	(64)	**0**	0	**0**	0
Branded Consumer Goods	**25,482**	23,828	**6,954**	6,594	**2,517**	2,201	**855**	756
Chemicals	**6,217**	6,048	**1,497**	1,522	**356**	344	**99**	26
H.O./Unallocated/Eliminations	**(74)**	(66)	**(17)**	4	**(183)**	(131)	**(58)**	(47)
Industry division	**31,625**	29,810	**8,434**	8,120	**2,690**	2,414	**896**	735
Financial Investments division	**431**	350	**148**	121	**37**	8	**23**	0
Group	**32,056**	30,160	**8,582**	8,241	**2,727**	2,422	**919**	735

product Kalles randiga, the Kalles brand increased its sales volume by 19 % in the fourth quarter, compared with the same period in 2003.

Both Beauvais in Denmark and Felix Fenno-Baltic in Finland and the Baltic States improved their operating profit in the fourth quarter. Fourth quarter operating profit for Orkla Foods International was significantly higher than in 2003, and all companies improved their performance. Orkla Food Ingredients reported somewhat lower operating profit in the fourth quarter than for the fourth quarter of 2003.

Bakers' operating profit declined slightly in the fourth quarter. The integration of Bakehuset is proceeding as planned and the workforce has been reduced by 105 man-years since the acquisition of Bakehuset.

ORKLA BRANDS

→ Profit growth driven by Lilleborg Home and Personal Care
→ Positive impact from new launches and internal efficiency improvement projects
→ Voluntary offer to purchase all the remaining shares in Chips Abp

Orkla Brands' operating revenues totalled NOK 1,323 million in the fourth quarter, equivalent to underlying[2] growth of 2 %. All businesses with the exception of Biscuits and Snacks achieved revenue growth. Both the latter businesses reported lower revenue growth on the Swedish market, primarily due to tougher competition from private labels. The rise in operating revenues for Orkla Brands is largely related to new launches in the fourth quarter, but was negatively affected by a decline in exports of detergents to Unilever.

At year-end, operating revenues totalled NOK 4,787 million, equivalent to an underlying[2] decline of 1 % compared with 2003. As anticipated, exports of detergents were significantly weaker than in 2003, while underlying growth in operating revenues on Orkla Brands' domestic market was somewhat higher than last year. With the exception of Biscuits and Snacks, all businesses achieved underlying revenue growth on their domestic markets.

Operating profit before goodwill amortisation amounted to NOK 272 million in the fourth quarter, up 4 % from the corresponding period of 2003. The increase was primarily driven by the improved performance of Lilleborg Home and Personal Care and Confectionery. Profit growth was partly linked to new launches during the period and partly related to efficiency improvements in all parts of the value chain.

At year-end, operating profit before goodwill amortisation amounted to NOK 953 million, up 3 % compared with 2003. This improvement was broad-based and all businesses with the exception of Biscuits reported higher profit than the previous year. Orkla Brands continued its efforts to improve efficiency and optimise the value chain in 2004. This resulted in cost savings that explain most of the improvement in profit.

Orkla Brands largely maintained its market shares in the fourth quarter and for the year as a whole.

ORKLA MEDIA

→ Growth on advertising markets in Denmark and Norway
→ Improved profit for Berlingske
→ Circulation figures in Denmark and Poland still weak

Orkla Media's operating revenues totalled NOK 2,233 million in the fourth quarter, equivalent to underlying[2] growth of 8 %. The improvement was largely due to a rise in advertising revenues and revenue growth from the production, printing and distribution of customer newspapers and advertising supplements for the newspaper businesses in Denmark and Norway. Operating profit before goodwill amortisation amounted to NOK 171 million in the fourth quarter, up NOK 36 million (27 %) from the fourth quarter of 2003. For 2004 as a whole, Orkla Media's operating revenues amounted to NOK 8,210 million, equivalent to 5 % underlying[2] growth. Full-year operating profit before goodwill amortisation was NOK 386 million, NOK 144 million higher than in 2003.

Berlingske again reported profit growth in the fourth quarter compared with the same period of 2003 due to a rise in advertising revenues and reduced costs. For the year as a whole, Berlingske achieved positive operating profit before goodwill amortisation and an improvement of NOK 107 million compared with 2003. The negative circulation trend continued, but was in line with the total market. National distribution of Urban is proceeding according to plan, but had a negative impact on profit compared with the fourth quarter of 2003.

Newspapers Norway continued to report profit growth in the fourth quarter compared with the corresponding period of 2003. This is largely ascribable to a continued rise in advertising revenues.

Newspapers Central and Eastern Europe reported fourth quarter profit on a par with 2003. As a result of the intense competitive situation, more resources were spent on marketing and product development.

Profit for Magazines was higher than in the fourth quarter of last year, largely due to higher sales.

CHEMICALS

- → Profit growth for core business
- → Important elements of the comprehensive restructuring programme initiated
- → Weaker US dollar partially offset by improvement programmes

Borregaard's operating revenues totalled NOK 1,497 million in the fourth quarter, equivalent to an underlying[2] decline of 2 % compared with the fourth quarter of 2003. Operating profit before goodwill amortisation amounted to NOK 99 million (NOK 26 million)[1]. The improvement compared with the previous year was primarily due to the improved profit performance of ChemCell, Energy and Denofa.

Borregaard's operating revenues totalled NOK 6,217 million in 2004, equivalent to 1 % underlying[2] growth compared with the previous year. Operating profit before goodwill amortisation amounted to NOK 356 million (NOK 344 million)[1]. The weak results from Denofa were offset by a marked improvement for speciality cellulose and higher profit for Energy. In the other areas, profit was on a par with 2003. The continued weak USD reduced profitability and was only partially offset by currency hedges and improvement programmes.

Borregaard LignoTech reported fourth quarter profit on a par with the fourth quarter of 2003. The total sales volume was somewhat higher than the previous year, but the lower exchange rate for the USD and tougher competition in certain segments led to stronger pressure on prices.

Borregaard ChemCell achieved significantly better results than in the fourth quarter of 2003, despite the weaker USD. Stronger demand in Asia, especially for dissolving cellulose for textile production, contributed to this, as did the positive impact of improvement programmes. The reorientation towards a higher proportion of speciality products continued at the Swiss factory. Yeast extract production is being reorganised and the financial results are still weak.

Borregaard Synthesis reported weaker profit than in the fourth quarter of 2003. Sales of aroma products were high, but sales of pharmaceutical intermediates were low due to an uneven supply pattern. Production in Madone (Italy) will be wound up in the first quarter of 2005, and work is in progress on various alternative structures for the diphenol business.

Denofa reported weak, but nevertheless markedly better profit in the fourth quarter than in 2003, when substantial losses were booked in connection with the purchase of soya beans. A decision was made to close down the fat factory in Fredrikstad in the fourth quarter and production ceased in January 2005. From the beginning of the first quarter of 2005 a new commercial platform and a partnership with new, external majority shareholders have been established, which will ensure continued operation of the extraction plant.

Borregaard Energy achieved significantly higher fourth quarter profit than in 2003, with good own production and improved profit from financial power trading. Borregaard Hellefos and Borregaard Vafos were sold in the fourth quarter.

FINANCIAL INVESTMENTS

After rising 28.3 % by the end of the third quarter of 2004, the Oslo Stock Exchange Benchmark Index rose a further 7.9 % in the fourth quarter. The Index was thus 38.4 % higher than at the beginning of the year. The other Nordic markets also rose in the fourth quarter. The Finnish market was on a par with Norway, while the others were somewhat lower. The dividend-adjusted FTSE World Index rose 12.4 %. The return on Orkla's investment portfolio was 21.6 % in 2004.

Pre-tax profit for the Financial Investments division in the fourth quarter amounted to NOK 84 million (NOK 336 million)[1]. Realised portfolio gains totalled NOK 53 million for the quarter (NOK 289 million)[1]. Dividends received in the fourth quarter amounted to NOK 18 million (NOK 53 million)[1]. Pre-tax profit in 2004 was NOK 1,530 million (NOK 1,280 million)[1]. Profit includes a NOK 188 million gain on the sale of real estate in Oslo.

Net purchases of shares amounted to NOK 266 million in the fourth quarter and NOK 496 million for 2004 as a whole.

The net asset value of the share portfolio increased by NOK 503 million in the fourth quarter to NOK 16,702 million. The market value of the portfolio was NOK 17,589 million at year-end, and investments outside Norway accounted for 35 %. Unrealised gains totalled NOK 4,787 million as of 31 December and were equivalent to 27 % of the portfolio's market value. Unrealised gains excluding Elkem was NOK 2,201 million.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities amounted to NOK 1,640 million in the fourth quarter, which is NOK 621 million better than in the corresponding period of 2003. Working capital improved significantly in the fourth quarter, primarily due to the depletion of soya bean inventories at Denofa. A lower level of investment also made a positive contribution. For the year as a whole, cash flow from operating activities totalled NOK 3,430 million, up NOK 619 million compared with 2003. The improvement in working capital also contributed on a full-year basis.

Acquisitions in the fourth quarter amounted to NOK 217 million and were primarily related to Orkla Foods' acquisition of the Polish company Elbro and Orkla Media's acquisition of Tinde and Opoint. Orkla also purchased shares in Chips Abp. For the year as a whole, net acquisitions totalled NOK 751 million. Divestments in the fourth quarter amounted to NOK 56 million and were mainly related to the sale of Borregaard Hellefoss and Borregaard Vafos.

Net portfolio investments totalled NOK 496 million in 2004 (net sales of NOK 774 million)[1], while real estate sales amounted to NOK 424 million. Settlement for the sale of Enskilda Securities made a substantial contribution to the positive cash flow from the Financial Investments division in 2003. In connection with Orkla's Employee Share Purchase Programme, Orkla shares were transferred to employees in the fourth quarter. For the year as a whole, Orkla's net share buy backs amounted to NOK 82 million (NOK 253 million)[1].

GROUP BALANCE SHEET

Amounts in NOK million	31.12. 2004	31.12. 2003
Intangible assets	**3,647**	3,728
Tangible assets	**9,086**	9,662
Discontinued operations	**0**	4,949
Financial long-term assets	**6,635**	2,176
Long-term assets	**19,368**	20,515
Inventories	**2,869**	2,996
Receivables	**4,449**	4,770
Portfolio investments	**12,837**	11,867
Cash and cash equivalents	**2,232**	1,276
Short-term assets	**22,387**	20,909
Total assets	**41,755**	41,424
Paid-in equity	**2,007**	2,010
Accumulated profit	**24,068**	11,569
Minority interests	**229**	247
Equity	**26,304**	13,826
Provisions	**1,657**	1,516
Long-term interest-bearing liabilities	**5,372**	13,038
Short-term interest-bearing liabilities	**199**	1,261
Other short-term liabilities	**8,223**	11,783
Equity and liabilities	**41,755**	41,424
Equity ratio (%):		
Book	**63.0**	45.8*
Including unrealised gains before tax	**66.8**	49.4*

* Calculated before allocation to additional dividend.

CASH FLOW

Amounts in NOK million	1.1.-31.12. 2004	1.1.-31.12. 2003	1.10.-31.12. 2004	1.10.-31.12. 2003
Industry division:				
Operating profit	**1,456**	1,233	**794**	(107)
Depreciation and write-downs	**1,755**	2,348	**325**	1,143
Change in net working capital	**1,104**	225	**712**	270
Cash flow from operating activities before net replacement expenditures	**4,315**	3,806	**1,831**	1,306
Net replacement expenditures	**(885)**	(995)	**(191)**	(287)
Cash flow from operating activities	**3,430**	2,811	**1,640**	1,019
Financial items, net	**(326)**	(706)	**(132)**	(266)
Cash flow from Industry division	**3,104**	2,105	**1,508**	753
Cash flow from Financial Investments division	**860**	141	**83**	(41)
Taxes paid	**(587)**	(640)	**(109)**	(269)
Miscellaneous	**(77)**	125	**(12)**	116
Cash flow before capital transactions	**3,300**	1,731	**1,470**	559
Dividends paid	**(6,015)**	(722)	**10**	15
Share buy back	**(82)**	(253)	**54**	(3)
Cash flow before expansion	**(2,797)**	756	**1,534**	571
Expansion investments, Industry division	**(27)**	(84)	**(8)**	(10)
Sold companies	**17,562**	1,039	**56**	33
Acquired companies	**(751)**	(197)	**(217)**	(126)
Net purchases/sales portfolio investments	**(72)**	774	**(263)**	(79)
Net cash flow	**13,915**	2,288	**1,102**	389
Currency translation net interest-bearing debt	**29**	(759)	**81**	(108)
Change in net interest-bearing debt	**(13,944)**	(1,529)	**(1,183)**	(281)
Net interest-bearing debt	**(1,101)**	12,843		

CHANGES IN EQUITY **

Amounts in NOK million	31.12. 2004	31.12. 2003
Equity 1 January	**13,579**	17,800
Profit for the year after minorities	**14,771**	1,901
Dividend	**(1,960)**	(5,972)
Repurchase of own shares	**(83)**	(253)
Translation effects etc.	**(232)**	103
Equity 31 December	**26,075**	13,579

**Excluding minorities.

Net interest-bearing debt were further reduced due to the positive net cash flow of NOK 13,915 million and at year-end net interest-bearing placements amounted to NOK 1,101 million. Gross interest-bearing debt totalled NOK 5.6 billion and are financing, among other things, a bank-guaranteed interest-bearing receivable of NOK 4.4 billion, due in 2006, that was established in connection with settlement for the sale of Orkla's stake in Carlsberg Breweries. The average borrowing rate in the fourth quarter for the Group's gross borrowing was 3.8 %. The year-end equity ratio was 65.2 %.

OTHER MATTERS

On 24 January 2005, Finn Jebsen resigned as Group President and CEO of Orkla. Executive Vice President Dag J. Opedal has been appointed acting Group President and CEO. The Board of Directors has initiated the process of finding Finn Jebsen's successor. Finn Jebsen has been a strong driving force in the development of Orkla for 25 years, in the past four years as the company's Group President and CEO. The Board of Directors wishes to thank Finn Jebsen for his significant efforts on behalf of the company throughout his 25-year period.

ACQUISITION OF A MAJORITY OF SHARES IN ELKEM

After 31 December 2004, Orkla has increased its shareholding in Elkem to 50.03 %. Orkla must therefore make a mandatory offer for all the remaining shares in Elkem ASA and in Elkem's Swedish subsidiary, Sapa AB. These offer processes are expected to be completed in the first half of 2005. With a 100 % acceptance rate, this will represent investments of NOK 7.0 billion and NOK 1.6 billion respectively

Orkla's primary intention and ambition will be to further develop Elkem, with Borregaard, as an industrial entity. The way in which this takes place will depend on the acceptance rate, but in the Board's view all the alternatives will be more attractive than the deadlocked shareholder situation that has existed in Elkem hitherto. If solutions other than further industrial development prove to create more value for Orkla shareholders in the long term, they may be considered.

Elkem will be consolidated in the accounts as a subsidiary from 1 January 2005.

GENERAL MEETING

An ordinary general meeting will be held at 3 p.m. on Thursday 14 April 2005 at Ingeniørenes Hus in Oslo. The annual report for 2004 will be distributed in Week 11.

OUTLOOK

In general the economic prospects still appear to be uncertain. The picture is also mixed, with positive prospects for Norway and, to a certain extent, the Nordic region, and weaker prospects for the rest of Europe. The US economy is showing signs of growth at the beginning of 2005, but there is a considerable amount of uncertainty due to the major imbalances. Continued growth is expected in Russia and Eastern Europe.

The strong growth of the Norwegian economy entails the risk of a stronger NOK. This would have a negative impact for businesses with production plants in Norway and would affect both the Branded Consumer Goods and the Chemicals businesses.

For the Media business, advertising markets are growing at the beginning of 2005 but the longer-term prospects are uncertain. For the rest of the Branded Consumer Goods area, the greatest uncertainty attaches to the effects of new low-price chains in the Nordic region and retailers' increasing focus on private labels and prices. Restructuring programmes are again expected to make a positive contribution in 2005.

In the Chemicals area, restructuring programmes for Denofa and the fine chemicals businesses outside Norway will gradually reduce costs in the course of 2005. From 2006 these programmes will lead to a profit improvement of over NOK 100 million compared with the current level. The Chemicals business is financially exposed to the USD, and a weaker USD will have a negative impact on profit.

The financial markets continued to rise in 2004 and the Oslo Stock Exchange experienced especially strong growth. Future developments are more uncertain and highly sensitive to changes in the economic situation.

Oslo, 8 February 2005
The Board of Directors of Orkla ASA

ORKLA

The Orkla Group

Fourth quarter and full year results 2004

9 February 2005

ORKLA



Agenda

- Highlights and key figures
  - Fourth quarter 2004
  - Full year 2004
- Operational development
- Q&A



ORKLA

Highlights Q4-2004: Strong finish for 2004

- Strong performance for the Orkla Group
  - EBITA +25 %
- Good progress for Branded Consumer Goods
  - EBITA +13 %
  - Positive effects from cost reduction programmes and advertising markets
- Improvements in Chemicals
  - Core: Improvements in speciality cellulose
  - Non core: Successful restructuring programmes
- Major acquisitions and offers
  - Chips
  - SladCo
  - Elkem/Sapa

ORKLA

EBITA: Sources of growth Q4-03 to Q4-04

NOK million



735
99
73
12
919
Q4-03
Branded Consumer Goods
Chemicals
Other
Q4-04

ORKLA

Key figures Q4-2004



NOK million	1 Oct - 31 Dec 2004	2003	Change
Operating revenues	**8 582**	8 241	4 %
EBITA*	**919**	735	25 %
Goodwill amortisation	**- 109**	- 103	
Other revenues and expenses	**7**	- 740	
EBIT	**817**	- 108	
Associates	**3**	- 4	
Portfolio gains	**53**	289	
Dividends and net financial items	**- 10**	- 110	
Ordinary profit before tax	**863**	67	
Taxes	**- 166**	- 100	
Ordinary profit after tax	**697**	- 33	
Gains/discontinued operations	**0**	39	
Profit for the period	**697**	6	
Earnings per share fully diluted (NOK)	**3.3**	0.0	
Earnings per share fully diluted, adjusted (NOK)**	**3.9**	4.8	

*Excl. other revenues and expenses

**Excl. goodwill amotisation and other revenues and expenses

Quarterly distribution of EBITA


NOK million
950
850
750
650
550
450
350
1Q98
1Q99
1Q00
1Q01
1Q02
1Q03
1Q04
2Q98
2Q99
2Q00
2Q01
2Q02
2Q03
2Q04
3Q98
3Q99
3Q00
3Q01
3Q02
3Q03
3Q04
4Q98
4Q99
4Q00
4Q01
4Q02
4Q03
4Q04



Highlights 2004: Significant value-creation

- Orkla share total performance: 56.9 %
- Strong operational improvements in Branded Consumer Goods
  - EBITA +14 %
- Divestment of Carlsberg Breweries, NOK 12.5 billion net profit
- Several expansion initiatives
  - Chips
  - SladCo
  - Elkem/Sapa
- Effective restructuring in Chemicals
- ROCE: 14.0 % up from 12.6 %



ORKLA

EBITA growth driven by Branded Consumer Goods



NOK
million
2 422
14
-55
169
156
21
2 727
EBITA 2003
Currency
Strike effects
Foods/Brands*
Media*
Other
EBITA 2004



* Adjusted for acquisitions and currency translation effects
Orkla Brands, Orkla Foods and Orkla Media are also adjusted for strike effects

ORKLA

Key figures full year 2004

NOK million	1 Jan - 31 Dec 2004	2003	Change
Operating revenues	**32 056**	30 160	6 %
EBITA*	**2 727**	2 422	13 %
Goodwill amortisation	**- 391**	- 391	
Other revenues and expenses	**- 655**	- 790	
EBIT	**1 681**	1 241	
Associates	**159**	658	
Portfolio gains	**627**	259	
Dividends and net financial items	**520**	- 172	
Ordinary profit before tax	**2 987**	1 986	
Taxes	**- 697**	- 624	
Ordinary profit after tax	**2 290**	1 362	
Gains/discontinued operations	**12 529**	574	
Profit for the period	**14 819**	1 936	
Earnings per share fully diluted (NOK)	**71.6**	9.2	
Earnings per share fully diluted, adjusted (NOK)**	**15.4**	16.2	

*Excl. other revenues and expenses

**Excl. goodwill amotisation and other revenues and expenses

ORKLA

Ordinary profit before tax (excl. sale of CB): +50 %


NOK
million
1 986
269
431
629
-499
171
2 987
14 819
2003
Branded Consumer Goods *
Financial items, net
Dividends and portfolio gains
Profit from associates
Other
2004
Divestment of 22.5 % in Enskilda Securities 2003
Profit for the year incl. sale of CB

* Adjusted for acquisitions and currency translation effects

ORKLA

22 % increase in cash flow from operations 2003 to 2004



NOK
million
2 811
232
277
110
3 430
Cash flow from operating activities 2003
EBITDA
Change in net working capital
Net replacement expenditure
Cash flow from operating activities 2004



ORKLA

Industry – Improvements in Return on Capital Employed from 12.6 % to 14.0 %

Return on Capital Employed



15.0 %
14.0 %
13.0 %
12.0 %
11.0 %
10.0 %
9.0 %
8.0 %
1999
2000
2001
2002
2003
2004
WACC before tax

1999-2003 including Orkla Beverages



ORKLA

Balance sheet items

	31 Dec 2004	31 Dec 2003
Total assets (NOK million)	**41 755**	41 424
Equity to total assets ratio		
- Book	**63.0 %**	45.8 %*
- Incl. unrealised capital gains before tax	**66.8 %**	49.4 %*
Net interest-bearing liabilities (NOK million)	**-1 101**	12 843
Net gearing		0.9

* Before additional dividend of NOK 25 per share



Major acquisitions and pending offers

- Chips (price NOK 2,600 million)
  - Offer made to all shareholders
  - Extension of offer period to 18 February 2005
  - Constructive dialogue with EU competition authorities
- SladCo (price not disclosed)
  - Approved by Russian competition authorities
- Elkem (price NOK 5,800 million*)
  - Offer made to all shareholders
  - Offer period 8 February 2005 to 8 March 2005
- Sapa (price NOK 1,600 million)
  - Offer will be made to all minority shareholders
  - Expected start-up offer period at the beginning of March 2005



* In addition 10.18 % was acquired in January 2005 for NOK 1,200 million

Orkla: more profitable, financially strong and positioned for further value creation

Indicative pro forma*

NOK billion

Orkla ASA

Sales	56
EBITDA	7.0
EBITA	4.7
EPS adj.(NOK)	19.8
Total Assets	68
Book Equity	31
Equity ratio (approx.)	46 %
Net ib. debt	15-17
Net gearing (approx.)	0.5
Net ib. debt/ebitda	2.2

Branded Consumer Goods
Sales 30
Employees 20 000

Speciality Materials
Sales 26
Employees 14 000

Financial Investments
Mkt. value portfolio:
NOK 13 billion



* Assuming 100 per cent ownership in Elkem/Sapa and under IFRS accounting. Excluding goodwill amortisation and "other income and costs". Adjusted for effects of divestment of Carlsberg Breweries and acquisitions of Chips and SladCo. 4 per cent interest rate. Assuming balance sheet values in excess of book value accounted for as goodwill.

ORKLA

Dividend


NOK per share
0.93
1.13
1.36
1.58
1.93
2.03
2.50
3.00
3.25
3.40
4.00
4.50
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

- An additional dividend of NOK 25 per share was also paid for 2003.
- Besides an ordinary dividend of NOK 4.50, the Board of Directors proposes an additional dividend of NOK 5.00 per share.



ORKLA

Operational development per business unit



ORKLA

Foods – Continued improvement

in NOK million	1 Oct - 31 Dec 2004	1 Oct - 31 Dec 2003	Organic change*	1 Jan - 31 Dec 2004	1 Jan - 31 Dec 2003	Organic change*
Operating revenues	**3 481**	3 379	-1 %	**12 711**	11 913	0 %
EBITA	**412**	359	12 %	**1 178**	1 030	11 %
EBITA margin	**11.8 %**	10.6 %		**9.3 %**	8.6 %	
Return on capital employed				**15.3 %**	13.7 %	

*Adjusted for acquisitions and currency translation effects

- Broad based progress driven by margin growth
- Cost reduction programs on target 2004
  - Target of NOK 500 million in cost reductions achieved
- Continued and reinforced focus on innovation
  - Increased competition from Private Labels in Sweden
  - Maintained market positions for main brands



ORKLA

Foods

Successful cost reduction programmes


EBITA 12 m rolling
NOK million
1 200
1 100
1 000
900
800
700
Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04

- Improvement in 12 m rolling EBITA by approx. NOK 300 million since Q1-03 (34 %)

- Cost compression measures flow down to the bottom line



Foods

Successful cost reduction programmes


EBITA margin 12 m rolling
10.00 %
9.70 %
9.40 %
9.10 %
8.80 %
8.50 %
8.20 %
7.90 %
7.60 %
Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04



Foods

Important new innovations



MiA
Abba
KALLES
ost och kaviar
FUN
ice tea
GRANDIOSA
GRANDIOSA
FELIX
salsa
FELIX
pasta

ORKLA

Brands – Continued strong performance

in NOK million	1 Oct - 31 Dec 2004	2003	Organic change*	1 Jan - 31 Dec 2004	2003	Organic change*
Operating revenues	**1 323**	1 289	2 %	**4 787**	4 739	-1 %
EBITA	**272**	262	4 %	**953**	929	1 %
EBITA margin	***20.6 %***	*20.3 %*		**19.9 %**	19.6 %	
Return on capital employed				**33.2 %**	33.2 %	

*Adjusted for acquisitions and currency translation effects

- Strong performance in the quarter
  - Particularly driven by Lilleborg Home and Personal Care and Confectionery
- 6 out of 7 segments with strengthened results during 2004
  - Driven by product launches and cost improvements
  - 3 % underlying decrease in fixed costs
  - Increased competition from P/L in Sweden

ORKLA

Media – Good progress for Berlingske

in NOK million	1 Oct - 31 Dec 2004	2003	Organic change*	1 Jan - 31 Dec 2004	2003	Organic change*
Operating revenues	**2 233**	1 990	8 %	**8 210**	7 378	5 %
EBITA	**171**	135	20 %	**386**	242	61 %
EBITA margin	**7.7 %**	6.8 %		**4.7 %**	3.3 %	
Return on capital employed				**8.7 %**	5.7 %	

*Adjusted for acquisitions and currency translation effects

- Growth in advertising revenues 2004: +6 %
  - Denmark: +8 %
  - Norway: +5 %
- Progress in Berlingske, EBITA +NOK 107 million in 2004
  - Growth in advertising revenues
  - Contribution from cost efficiency programme
- Weak trend in circulation for Denmark and Poland

ORKLA

Change in advertising revenues for Orkla Media

Change in advertising revenues, compared with same quarter previous year (NOK million)



9
-25
-53
-152
-112
-65
-60
-40
-23
-20
-3
7
42
32*
29
63
Q1-01 Q2-01 Q3-01 Q4-01 Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04

* NOK 10 million loss in advertising revenues due to the journalists' strike in Norway

ORKLA

Berlingske - EBITA 12 m rolling in the black


NOK million
50
-
-50
-100
-150
Q2-02
Q3-02
Q4-02
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04
Q3-04
Q4-04

- Fourth straight quarter with advertising revenue growth (+8 % ytd)
- National distribution of the free newspaper Urban



ORKLA

Chemicals – Satisfactory in core business, restructuring in non-core business on schedule

in NOK million	1 Oct - 31 Dec 2004	1 Oct - 31 Dec 2003	Organic change*	1 Jan - 31 Dec 2004	1 Jan - 31 Dec 2003	Organic change*
Operating revenues	**1 497**	1 522	-2 %	**6 217**	6 048	1 %
EBITA	**99**	26		**356**	344	
EBITA margin	**6.6 %**	1.7 %		**5.7 %**	5.7 %	
Return on capital employed				**7.7 %**	7.1 %	

*Adjusted for acquisitions and currency translation effects

- Core business
  - Satisfactory development
  - Notable progress in speciality cellulose in 2004 due to improved prices and mix
  - Weakened USD, partly offset by hedging and improvement programmes
- Non-core business
  - Denofa's oils and fats refinery closed down
  - Denofa's soya operation divested
  - Operations in Madone (Italy) to cease in Q1-05
  - Borregaard Vafos/Hellefoss divested



ORKLA

Stable performance within core business


NOK million
EBITA 12 m rolling
500
450
400
350
300
250
200
Q1-03
Q2-03
Q3-03
Q4-03
Q1-04
Q2-04
Q3-04
Q4-04
Core
Borregaard total

- Progress within core business in Q4
- Significant loss for Denofa in Q4-03 (NOK -53 million)

ORKLA

Financial investments

Portfolio performance


Return (%)
Orkla's portfolio ■ Oslo Stock Exchange
38.4
21.6
10.3
12.3
11.0
9.2
Annual average
1 Jan 04-
31 Dec 04
1 Jan 02 -
31 Dec 04
1 Jan 94 -
31 Dec 04


Change in Net Asset Value
1 Jan - 31 Dec 04
NOK million
1 877
627
694
-132
3 066
Unrealised gains
Realised gains
Dividends received
Other income and costs
Change in net asset value

ORKLA

Portfolio key figures

in NOK million	31 Dec 04	31 Dec 03	31 Dec 04 excl. Elkem
Market value	**17 589**	**14 682**	13 141
Net asset value	**16 702**	**13 636**	12 134
Unrealised gains before tax	**4 787**	**2 910**	2 201
Share of portfolio invested			
outside Norway	**35 %**	**31 %**	46 %
in listed companies	**87 %**	**82 %**	83 %



ORKLA

Portfolio as of 31 December 2004

Principal holdings	Industry	Market value (NOK million)	Share of portfolio (%)	Share of equity (%)
Elkem	Metals	**4 448**	25.3	39.8
Storebrand	Insurance	**1 617**	9.2	9.9
DnB NOR ASA	Bank	**1 258**	7.2	1.6
Telenor	Telecommunication	**780**	4.4	0.8
Rieber & Søn	Food	**635**	3.6	14.3
Norsk Hydro	Energy	**550**	3.1	0.4
Industri Kapital 2000 [1]	Investment	**475**	2.7	3.6
Steen & Strøm	Real estate	**449**	2.6	11.3
Capio	Health care	**449**	2.6	7.8
SCA B	Materials	**412**	2.3	0.8
Total principal holdings		**11 073**	**63.0**	
Market value of entire portfolio		**17 589**		



1) Not listed

ORKLA

ORKLA



Enclosures



ORKLA

USD exposure and sensitivity Chemicals

- Total annual net exposure is USD 180-200 million
  - Change in USD/NOK rate of NOK 1 will affect EBITA by NOK 180-200 million per year, assuming no hedge or change in other parameters
- Total currency hedging volumes and rates:
  - 2004: USD 110 million @ 8.65 USD/NOK
  - 2005: USD 110 million @ 7.50 USD/NOK
  - 2006: USD 12 million @ 8.00 USD/NOK
- Assuming a USD/NOK rate at the 6.40 level in 2005, net negative impact on EBITA compared to 2004 will be approx. NOK 150 million
  - Partly compensated for by improvement programmes



ORKLA

Cash Flow Statement - key figures

	1 Jan - 31 Dec		1 Oct - 31 Dec	
in NOK million	2004	2003	2004	2003
Industry division:				
Operating profit	1 456	1 233	794	- 107
Depreciation and write-downs	1 755	2 348	325	1 143
Change in net working capital	1 104	225	712	270
Net replacement expenditure	- 885	- 995	- 191	- 287
Financial items, net	-326	-706	-132	-266
Cash flow Industry	**3 104**	**2 105**	**1 508**	**753**
Cash flow Financial Investments	**860**	**141**	**83**	**- 41**
Taxes paid and miscellaneous	- 664	- 515	- 121	- 153
Cash flow before capital transactions	**3 300**	**1 731**	**1 470**	**559**
Dividends paid and share buy-back	-6 097	- 975	64	12
Cash flow before expansion	**-2 797**	**756**	**1 534**	**571**
Net expansion	16 784	758	- 169	- 103
Net purchases/sales portfolio investments	- 72	774	- 263	- 79
Net cash flow	**13 915**	**2 288**	**1 102**	**389**
Currency translation differences	29	- 759	81	- 108
Change in net interest-bearing liabilities	**-13 944**	**-1 529**	**-1 183**	**- 281**
Net interest-bearing liabilities	**-1 101**	**12 843**		



ORKLA

Balance Sheet - some key figures

in NOK million	31 Dec 04	31 Dec 03
Long-term assets	19 368	20 515
Portfolio investments etc.	12 837	11 867
Short-term assets	9 550	9 042
Total assets	**41 755**	41 424
Equity to total assets ratio		
- Book	63.0 %	45.8 %*
- Incl. unrealised capital gains before tax	66.8 %	49.4 %*
Net interest-bearing liabilities	**-1 101**	12 843
Net gearing		0.9



* Before additional dividend of NOK 25 per share

ORKLA

Interest bearing debt



NOK million
20 000
15 000
10 000
5 000
0
-5 000
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
Gross interest bearing debt
Net interest bearing debt



ORKLA

Currency translation effects in Q4-2004

Revenues	Q4	2004
Orkla Foods	-1	275
Orkla Brands	-1	48
Orkla Media	13	180
Chemicals	-9	46
Total	2	549

EBITA	Q4	2004
Orkla Foods	-1	12
Orkla Brands	0	5
Orkla Media	2	-8
Chemicals	0	5
Total	1	14

The above figures show translation effects only



Goodwill amortisation in Q4-2004

in NOK million	EBITA	Goodwill amortisation	EBIT*
Foods	**412**	**-50**	**362**
Brands	**272**	**-10**	**262**
Media	**171**	**-48**	**123**
Chemicals	**99**	**-1**	**98**

* Before other revenues and expenses



Financial items



41

Financial items, Orkla Group

in NOK million	Year 2004	Year 2003*
Net interest expenses	-120	-529
Currency gains/losses	0	-12
Disproportionate profit sharing Hjemmet Mortensen**	-33	-31
Other financial items, net	-25	-37
Net financial items	-178	-609

* Excluding Carlsberg Breweries

** Hjemmet-Mortensen was established in 1992 when Orkla and Egmont merged their respective weekly magazine publishing companies into a jointly (50/50) owned and controlled company. At the time the company was established, Egmont's share of the invested assets was valued at 60% and Orkla's share at 40%. On this basis, Egmont receives an extra return, contingent on profit, which is reported in Orkla's consolidated financial statements as financial items. In 2004, the amount totalled NOK 33 million, and NOK 31 million in 2003. If the company is dissolved or if Orkla sells its shares in Orkla Media or Hjemmet-Mortensen, Egmont has a right to increase its interest in the company to 60% without making any further cash payment.



42

Equity and liabilities, Orkla Group



NOK billion
Net liabilities
Book equity
Net gearing
Net gearing
30,0
25,0
20,0
15,0
10,0
5,0
-
(5,0)
1,2
1,0
0,7
0,5
0,3
0,0
-0,2
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
1Q 04
2Q 04
3Q 04
4Q 04

ORKLA

Debt maturity profile, Orkla ASA

31 December 2004



NOK million
3 000
2 000
1 000
0
Drawn amounts
Unutilised credit facilities
Average maturity 3.5 years
05
06
07
08
09
10
11
12
13

The figures are gross debt

ORKLA

Funding Sources, Orkla ASA

NOK billion **31 December 2004**


Banks 3 %
Bonds and CPs 42 %
Unutilised credit facilities 55 %
0.3
4.7
6.1

The figures are exclusive seller's financing from Carlsberg AS and short term deposits.



ORKLA